                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 _____________

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       ADVANCE DISPLAY TECHNOLOGIES, INC.
______________________________________________________________________________
                                (Name of Issuer)


                         Common Stock, $.001 par value
______________________________________________________________________________
                         (Title of Class of Securities)

                                   007422306
______________________________________________________________________________
                                 (CUSIP Number)

                             John F. Knoeckel, Esq.
                            Holme Roberts & Owen LLP
                        1700 Lincoln Street, Suite 4100
                            Denver, Colorado  80203

                                 (303) 861-7000
______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   See Item 5
______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 2 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Display Optics, Ltd., a Colorado limited partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Colorado

                           7   SOLE VOTING POWER

                                     -0-
      NUMBER OF
        SHARES             8   SHARED VOTING POWER
     BENEFICIALLY
        OWNED                        -0-
          BY
         EACH              9   SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                       -0-
         WITH
                          10   SHARED DISPOSITIVE POWER

                                     -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          -0-

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

14        TYPE OF REPORTING PERSON
          PN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 3 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Display Group LLC, a Colorado limited liability company

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          BK, AF, OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Colorado

                             7   SOLE VOTING POWER

                                      1,715,030
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                           -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                        350,000
          WITH
                            10   SHARED DISPOSITIVE POWER

                                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          1,715,030

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.0%

14        TYPE OF REPORTING PERSON
          OO
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 4 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Keith A. Hancock

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF, OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                       76,045
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                         -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                        76,045
          WITH
                            10   SHARED DISPOSITIVE POWER

                                       -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          76,045

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 5 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          G. Schneider Holdings Co., a Colorado limited partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Colorado

                             7   SOLE VOTING POWER

                                     4,941,959
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                          -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                      4,941,959
          WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          4,941,959

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.2%

14        TYPE OF REPORTING PERSON
          PN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 6 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gene W. Schneider

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                     4,941,959
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                       -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                      4,941,959
          WITH
                            10   SHARED DISPOSITIVE POWER

                                     -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          4,941,959

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.2%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 7 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William W. Becker

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada

                             7   SOLE VOTING POWER

                                     1,873,369
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                           -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                       1,873,369
         WITH
                            10   SHARED DISPOSITIVE POWER

                                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          1,873,369

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.8%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 8 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark L. Schneider

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                     2,509,173
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                          -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        2,509,173
         WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          2,509,173

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.8%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)           Page 9 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jan E. Helen

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway

                             7   SOLE VOTING POWER

                                     1,126,797
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                           -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        1,126,797
         WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          1,126,797

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 10 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William J. Elsner

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                     1,126,812
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                        -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                       1,126,812
          WITH
                            10   SHARED DISPOSITIVE POWER

                                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          1,126,812

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 11 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Timothy Brittan

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF, BK

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                      842,492
       NUMBER OF
           SHARES            8   SHARED VOTING POWER
      BENEFICIALLY
           OWNED                        -0-
              BY
            EACH             9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                       842,492
           WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          842,492

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.0%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 12 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bruce H. Etkin

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                     3,247,456
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                        -0-
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                      3,247,456
          WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          3,247,456

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.2%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 13 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peregrine Investments, a Virginia general partnership

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Virginia

                             7   SOLE VOTING POWER

                                      760,450
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                          -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        760,450
         WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          760,450

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    /X/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6%

14        TYPE OF REPORTING PERSON
          PN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 14 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Daryl H. Owen

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                       -0-
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                       760,450
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                         -0-
         WITH
                            10   SHARED DISPOSITIVE POWER

                                      760,450

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          760,450

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 15 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lindsay D. Hooper

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                       -0-
       NUMBER OF
         SHARES              8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                       760,450
           BY
          EACH               9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                         -0-
         WITH
                            10  SHARED DISPOSITIVE POWER

                                     760,450

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          760,450

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 16 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James C. Gould

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                       -0-
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                       760,450
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                         -0-
         WITH
                            10  SHARED DISPOSITIVE POWER

                                     760,450

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          760,450

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.6%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 17 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John D. Seiver

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                      118,630
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                          -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                         118,630
         WITH
                            10   SHARED DISPOSITIVE POWER

                                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          118,630

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306        (SCHEDULE 13D AMENDMENT NO. 3)          Page 18 of 29


______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John P. Cole, Jr.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /  /
                                                                     (b) /  /

3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                             7   SOLE VOTING POWER

                                      886,685
       NUMBER OF
        SHARES               8   SHARED VOTING POWER
      BENEFICIALLY
         OWNED                          -0-
          BY
         EACH                9   SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                        886,685
         WITH
                            10   SHARED DISPOSITIVE POWER

                                        -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THIS REPORTING PERSON
          886,685

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES    /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.2%

14        TYPE OF REPORTING PERSON
          IN
______________________________________________________________________________

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 19 of 29


     This statement, dated June 12, 1997 ("Amendment No. 3"), is Amendment No. 3 to the Schedule 13D, dated December 19, 1996, as previously amended through Amendment No. 1 to Schedule 13D, dated January 29, 1997, and Amendment No. 2 to
Schedule 13D, dated March 19, 1997 (collectively, the "Schedule 13D"), that was filed on behalf of the reporting persons (as defined in Item 2(a) of this Amendment No. 3), with respect to the common stock of Advance Display Technologies, Inc. All information set forth in the Schedule 13D previously filed is hereby incorporated into this Amendment No. 3 by this reference. This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934.

ITEM 1.  SECURITY AND ISSUER.
----------------------------

     The class of equity securities to which this Amendment No. 3 relates is Common Stock, $.001 par value (the "Common Stock").

     The issuer of the Common Stock is Advance Display Technologies, Inc., a Colorado corporation ("Issuer"), whose principal executive offices are located at 1251 South Huron, Unit C, Denver, Colorado 80223.

ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------

     (a), (b) and (c)   This Amendment No. 3 is filed on behalf of each of the
     ----------------
following persons (the "Reporting Persons"), with respect to the Common Stock described in this Amendment No. 3. The Reporting Persons previously made single joint filings pursuant to Rule 13d-1(f) as a precautionary matter in the event that they were deemed to comprise one or more "groups" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). However, each of the Reporting Persons disclaimed the existence of any such group and each Reporting Person disclaimed beneficial ownership of securities owned by the other Reporting Persons except as specifically stated otherwise in the Schedule 13D. Based on the transactions described below in Item 4, the Reporting Persons have determined that they will no longer report jointly under Section 13(d) of the Securities Exchange Act of 1934 and related regulations of the Securities and Exchange Commission (collectively, including such Act, "Section 13(d)"). Accordingly, this Amendment No. 3 is the last joint filing by the Reporting Persons. Subsequent filings will be made individually by the Reporting Persons to the extent that the individual Reporting Persons are required to file under
Section 13(d).  The Reporting Persons include the following:

          (1) Display Optics Ltd., a Colorado limited partnership ("Display Optics"), whose general partners are Issuer and Display Group LLC, a Colorado limited liability company ("Display Group"). The executive officers and directors of Issuer are

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 20 of 29


Darrell D. Avey, John Kilgore and Vince Bradshaw./1/ The manager of Display Group is Keith A. Hancock. As discussed below, Display Optics is now wholly owned by Issuer.

          (2) Display Group, whose manager is Keith A. Hancock. As discussed below, Display Group is now wholly owned by the Issuer.

          (3)  Keith A. Hancock

          (4) G. Schneider Holdings Co., a Colorado limited partnership ("GS Holdings"), whose general partner is Gene W. Schneider.

          (5)  Gene W. Schneider

          (6)  William W. Becker

          (7)  Mark L. Schneider

          (8)  Jan E. Helen

          (9)  William J. Elsner

          (10) J. Timothy Brittan

          (11) Bruce H. Etkin

          (12) Peregrine Investments, a Virginia general partnership ("Peregrine Investments"), whose general partners are Daryl H. Owen, Lindsay D. Hooper, and James C. Gould.

          (13) Daryl H. Owen

          (14) Lindsay D. Hooper

          (15) James C. Gould

          (16) John D. Seiver

          (17) John P. Cole, Jr.

--------------
/1/   Michael A. Nixon was a director of Issuer through March 5, 1997.

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 21 of 29


     The residence or business address, and the present principal occupation or employment of each reporting person has been set forth in the Schedule 13D previously filed.

     (d) and (e) None of the persons identified in Item 2(a) has, during the
     -----------
last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

          (f) With the exception of William W. Becker, who is a citizen of Canada, and Jan E. Helen, who is a citizen of Norway, all of the individual persons identified in Item 2(a) are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     On May 21, 1997, the Reporting Persons entered into an Exchange Agreement with the Issuer (the "Exchange Agreement"), pursuant to which the Reporting Persons changed the form of their beneficial ownership of securities of the Issuer. In particular, the Reporting Persons exchanged all of their direct and indirect interests in the Issuer for Common Stock and Nonvoting Series C Preferred Stock of the Issuer. The direct and indirect interests included (a) Series B Preferred Stock of the Issuer convertible into Common Stock, (b) Class A Limited Partnership Interests convertible into Common Stock, (c) debt of the Partnership convertible into Class B Partnership Interests, which in turn were convertible into Common Stock, (d) equity interests in Display Group and (e) debt of Display Group, which was convertible into Class B Partnership Interests, which in turn were convertible into Common Stock. In connection with the exchange, certain of the Reporting Persons who had previously guaranteed bank loans to Display Group borrowed funds from the bank and lent the funds to Display Group, which used the funds to repay the bank loan to Display Group. As a result of the transaction, Display Group and Display Optics became wholly owned by the Issuer. The Issuer assumed the obligation of Display Group to pay outstanding legal fees in an amount to be agreed upon. No cash consideration was paid.

ITEM 4.  PURPOSE OF TRANSACTION.
-------------------------------

     The exchange referred to in Item 3 above was entered into in order to simplify the structure of the Issuer's business, while retaining to the extent practicable the economic characteristics of the interests that the Reporting Persons held in the Issuer, Display Optics and Display Group. Pursuant to the Exchange Agreement, which is attached hereto as

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 22 of 29


Exhibit 7.1, the Reporting Persons changed the form of their beneficial ownership of the Issuer by exchanging the interests described in Item 3 above for Common Stock and Series C Preferred Stock of the Issuer. The Issuer also assumed certain liability for legal fees incurred by Display Group. In addition, because the Issuer acquired all of the outstanding equity interests in Display Group and Display Optics (which the Issuer intends to dissolve), the Issuer indirectly acquired (i) the right to vote 1,365,030 shares of Common Stock that are the subject of a replevin action brought by Display Group against American Consolidated Growth Corporation and AGT Sports, Inc. (Display Group, LLC v. American Consolidated Growth Corporation and AGT Sports, Inc. (Civil Action No. 96-CV-1560), and (ii) ownership of 350,000 shares of Common Stock that Display Group had acquired from former Board member Michael A. Nixon in connection with the settlement of litigation between the Issuer, Display Group and Display Optics, as plaintiffs, and Mr. Nixon and others, as defendants. The Reporting Persons were granted "piggyback" registration rights for their Common Stock pursuant to the Exchange Agreement and a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 7.2 (the "Registration Rights Agreement").

     Before the exchange, Michael A. Nixon resigned as a member of the Board of Directors of the Issuer and Darrell Avey, the sole remaining director, elected John Kilgore and Vince Bradshaw to fill vacancies existing on the Board. The Issuer agreed in the Exchange Agreement to use its best efforts to make all required filings pursuant to Rule 14f-1 under the 1934 Act in connection with the election of additional directors of the Company. Subject to compliance with Rule 14f-1 under the Act, the additional directors are expected to include Gene
W. Schneider, Mark Schneider, Bruce Etkin and Keith Hancock, although there is no assurance that all of these persons will join the Board of Directors or that other of the Reporting Persons will not join the Board of Directors. The Exchange Agreement requires that the Issuer not take any of the following actions without the prior written consent of holders of a majority of the Issuer's Series C Preferred Stock until the earlier of (i) 90 days after the date of the Exchange Agreement or (ii) the date on which four of seven members of the board of directors have been designated by holders of the Issuer's Series C Preferred Stock:

     (a) Amend the Articles of Incorporation or Bylaws of the Issuer;

     (b) Consummate any mergers, acquisitions, sales or leases of assets and other significant transactions involving the Issuer;

     (c) Sell or otherwise issue any equity or debt securities of the Issuer;

     (d) Approve any annual operating and capital budgets of the Issuer or any significant changes thereto;

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 23 of 29


     (e) Change the Issuer's business activities beyond the scope of individual display screen products;

     (f) Enter into any agreements with directors, officers and other affiliates of the Issuer;

     (g) Consummate any stock splits or other reclassifications by the Issuer;

     (h) Compromise or release any claims of, or debts owed to, the Issuer;

     (i) Consummate any other actions out of the ordinary course of business of the Issuer; or

     (j) Review and approve any publicity or other communications pertaining to the technology being developed by the Issuer or the shareholders.

     The Exchange Agreement also requires that the Issuer allow up to two representatives of the holders of the Issuer's Series C Preferred Stock to attend all meetings of the Issuer's Board of Directors.

     The foregoing summary of the Exchange Agreement and the Registration Rights Agreement is not meant to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached hereto as exhibits and are incorporated herein by this reference.

     Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons will continuously review its investment in Issuer and may propose such transactions in the future.

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 24 of 29


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

       (a)

                              Number of Shares
                              of Common Stock
     Reporting Person        Beneficially owned  Percentage of Class
---------------------------  ------------------  --------------------
Display Optics, Ltd.                          0                  0.0%
Display Group LLC                     1,715,030                 8.04%
Keith A. Hancock                         76,045                 0.36%
G. Schneider Holdings Co.             4,941,959                23.15%
Gene W. Schneider                     4,941,959                23.15%
William W. Becker                     1,873,369                 8.78%
Mark L. Schneider                     2,509,173                11.76%
Jan E. Helen                          1,126,797                 5.28%
William J. Elsner                     1,126,812                 5.28%
J. Timothy Brittan                      842,492                 3.95%
Bruce H. Etkin                        3,247,456                15.21%
Peregrine Investments                   760,450                 3.56%
Daryl H. Owen                           760,450                 3.56%
Lindsay D. Hooper                       760,450                 3.56%
James C. Gould                          760,450                 3.56%
John D. Seiver                          118,630                 0.56%
John P. Cole, Jr.                       886,685                 4.15%

    (b) Except with respect to the Common Stock beneficially owned by Daryl H. Owen, Lindsay D. Hooper, and James C. Gould, and the Replevin Shares beneficially owned by Display Group, each of the Reporting Persons listed in
Item 5(a) above has sole voting and dispositive power over the Common Stock beneficially owned by him. Daryl H. Owen, Lindsay D. Hooper, and James C. Gould, as general partners of Peregrine Investments, each hold the shared power to vote and dispose of the Common Stock owned by Peregrine Investments. Display Group currently holds the sole power to vote the Replevin Shares. The Litigation (as described in the Schedule 13D previously filed) has been pursued by Display Group for the benefit of

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 25 of 29


Display Optics. Any recovery from the Litigation, including the Replevin Shares, if awarded, will be held on behalf of Display Optics. As a result of the Exchange Agreement, Issuer now owns all of the outstanding equity interests in Display Optics and Display Group, therefore, any recovery from the Litigation will ultimately be for the benefit of Issuer.

    (c) On May 21, 1997, Issuer and the Reporting Persons completed the transactions contemplated by the Exchange Agreement as described in Item 4 above.

    (d) Not applicable.

    (e) Without compromising any previous disclaimer of beneficial ownership or status as a group, upon completion on May 21, 1997, of the transactions contemplated by the Exchange Agreement, each of the following Reporting Persons did not beneficially own greater than 5% of Issuer's Common Stock:

                    (1)       Display Optics Ltd.

                    (2)       Keith A. Hancock

                    (3)       J. Timothy Brittan

                    (4) Peregrine Investments, a Virginia general partnership ("Peregrine Investments"), whose general partners are Daryl H. Owen, Lindsay D. Hooper, and James C. Gould.

                    (5)       Daryl H. Owen

                    (6)       Lindsay D. Hooper

                    (7)       James C. Gould

                    (8)       John D. Seiver

                    (9)       John P. Cole, Jr.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

    The exchange described in Item 4 above was consummated pursuant to the Exchange Agreement attached as Exhibit 7.1 hereto, and the Registration Rights Agreement attached hereto as Exhibit 7.2, both entered into by and among Issuer and the Reporting Persons. The Reporting Persons previously made single joint filings pursuant to Rule 13d-1(f) as a precautionary matter in the event that they were deemed to comprise one

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 26 of 29


or more "groups" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). However, each of the Reporting Persons disclaimed the existence of any such group and each Reporting Person disclaimed beneficial ownership of the securities owned by the other Reporting Persons except as specifically stated otherwise in the Schedule 13D. Based on the transactions described above in Item 4, the Reporting Persons have determined that they will no longer report jointly under Section 13(d). Accordingly, this Amendment No. 3 is the last joint filing by the Reporting Persons. Subsequent filings will be made individually by the Reporting Persons to the extent that the individual Reporting Persons are required to file under
Section 13(d).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

    7.1 Exchange Agreement dated as of May 21, 1997, among the Reporting Persons and the Issuer.

    7.2 Registration Rights Agreement dated as of May 21, 1997, among the Reporting Persons and the Issuer.

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 27 of 29


SIGNATURES
----------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete, and correct.

    Dated:  June 12, 1997.

                        DISPLAY OPTICS, LTD., a Colorado limited partnership

                                  By:  ADVANCE DISPLAY TECHNOLOGIES,
                                       INC., a Colorado corporation, its general
                                       partner


                                       By: /s/ Darrell D. Avey
                                          --------------------------------------
                                          Darrell D. Avey, its chairman and vice
                                          president

                                  By:  DISPLAY GROUP LLC, a Colorado limited
                                       liability company, its managing general
                                       partner


                                       By: /s/ Keith Hancock
                                          --------------------------------------
                                          Keith Hancock, its manager

                                  DISPLAY GROUP LLC, a Colorado limited
                                  liability company


                                  By:     /s/ Keith Hancock
                                     -------------------------------------------
                                     Keith Hancock, its manager

                                          /s/ Keith A. Hancock
                                  ----------------------------------------------
                                  Keith A. Hancock

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 28 of 29


                                  G. SCHNEIDER HOLDINGS CO., a Colorado
                                  limited partnership

                                  By:  ***
                                     -------------------------------------------
                                     Gene W. Schneider, its general partner


                                  ***
                                  ----------------------------------------------
                                  Gene W. Schneider


                                  ***
                                  ----------------------------------------------
                                  William W. Becker


                                  ***
                                  ----------------------------------------------
                                  Mark L. Schneider


                                  ***
                                  ----------------------------------------------
                                  Jan E. Helen


                                  ***
                                  ----------------------------------------------
                                  William J. Elsner


                                  ***
                                  ----------------------------------------------
                                  J. Timothy Brittan


                                  ***
                                  ----------------------------------------------
                                  Bruce H. Etkin


                                  PEREGRINE  INVESTMENTS, a Virginia general
                                       partnership

                                  By:  ***
                                     -------------------------------------------
                                     Daryl H. Owen, general partner

CUSIP NO. 007422306     SCHEDULE 13D (AMENDMENT NO. 3)             Page 29 of 29



                                  ***
                                  ----------------------------------------------
                                  Daryl H. Owen


                                  ***
                                  ----------------------------------------------
                                  Lindsay D. Hooper


                                  ***
                                  ----------------------------------------------
                                  James C. Gould


                                  ***
                                  ----------------------------------------------
                                  John D. Seiver


                                  ***
                                  ----------------------------------------------
                                  John P. Cole, Jr.


                                  ***By: /s/ Keith A. Hancock
                                        ----------------------------------------
                                        Keith A. Hancock, attorney-in-fact